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                                          Filed by The Procter & Gamble Company
                                                Pursuant to Rule 425 under the
                                                         Securities Act of 1933

                                          Subject Company: The Gillette Company
                                                   Commission File No.: 1-00922

                                                                FINAL TRANSCRIPT






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   PG - PROCTER & GAMBLE COMPANY AT CONSUMER ANALYST GROUP OF NEW YORK 2005
   CONFERENCE

   EVENT DATE/TIME: FEB. 24. 2005 / 10:15AM ET
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CORPORATE PARTICIPANTS
 AG LAFLEY
 Procter & Gamble Company - Chairman, President, CEO

 JIM KILTS
 Gillette Company - Chairman, President, CEO

 CLAYT DALEY
 Procter & Gamble Company - CFO



CONFERENCE CALL PARTICIPANTS
 ANN GILLIN-LEFEVER
 Consumer Analyst Group of New York - Analyst


PRESENTATION


 ANN GILLIN-LEFEVER - CONSUMER ANALYST GROUP OF NEW YORK - ANALYST


 Good morning. When P&G and Gillette announced their intended merger on January 28, there were a few key words they ascribed to the deal, which we should see in action during today's joint presentation by both companies. On the innovation front, our session this morning marks the first time that I can recall a joint presentation by two companies at CAGNY. Further this unique format suggests synergy and their respective collaborative cultures are already at work. And we certainly have scale from this extended 2 hour presentation and Q&A format.

With us this morning are two leaders who we all know well. Two leaders who have led dramatic turnarounds at their respective companies, and who intend to continue the momentum as they bring P&G and Gillette together. It is a great pleasure to introduce AG Lafley, CEO of P&G, who will be followed by Jim Kilts, CEO of Gillette.


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 Good morning. Thank you very much for inviting us to be with you today. Two months ago at P&G's analyst meeting in Boston we explained why we're confident that P&G's strategies and capabilities will enable sustained long-term top and bottom line growth. Last month we announced the acquisition of Gillette, a combination that brings together two of the leading consumer products companies in the world, and further strengthens P&G's consumer driven business model. Today Jim and I want to update you on the health of P&G's and Gillette's businesses. Then we will go deeper on two elements of the deal that we did not get to spend as much time on when we announced the acquisition.

First, why now and why P&G? Jim will explain why he and his management team felt that now is the right time for Gillette to seek a partner, and why they saw P&G ias the best partner for Gillette's long-term growth. Second, what is in this for P&G shareholders? I will explain in greater detail how Gillette creates upside to our growth model, and why we're confident we can integrate our two companies while continuing to grow each company's existing business. As a result, I hope you'll come away seeing the magnitude of the growth opportunities this deal creates, and confident that we can and will deliver the growth to which we are committing.

Before we get started, we need to cover the legal items. I want to remind you that the presentations this morning will include a number of forward-looking statements. If you will refer to our most recent 10-K and 8-K reports you'll see a discussion of factors


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that could cause the Company's actual results to differ materially from these projections. Also, as required by Regulation G, we need to make you aware that during the presentation we will make a number of references to non-GAAP measures. For completeness we have posted on our website, www.pg.com, a full reconciliation of non-GAAP measures to U.S. GAAP.

Now let's get on with the business updates. P&G's choices are paying off. At the beginning of this decade we made the choice to focus on the core business, on leading brands on leading innovation. We made the choice to shift P&G's business mix toward health, beauty and personal care. We made the choice to serve more of the world's consumers in developing markets. These choices set P&G on a path of balanced growth and consistent leadership. And they remain right choices for the long-term.

We have grown organic volume on average more than 7 percent over the past 3 years. The momentum continues to be strong through the first half of fiscal 2005, with 8 percent organic volume growth. Sales growth has also been strong. Over the past 3 years sales FX have been up more than 8 percent on average, above P&G's long-term target of 4 to 6 percent. Organic sales have been up 5 percent on average over the past 3 years, at the top end of our goal for organic sales growth, which is 3 to 5 percent.

Here too momentum continues to be strong. In fact organic growth is now tracking 1 to 2 percentage points ahead of target through the first half of this fiscal year. There are two things to understand about P&G's growth. First, it is quality growth, because it is primarily organic growth. We're growing organically across virtually all of P&G's businesses, fabric care, baby care, fem care, hair care as well as skin care, home care and health care. We accelerated base business growth even as we integrated a number of acquisitions.

Second, P&G's growth is sustainable growth, because it is driven by strategic and systemic changes that are making us better and more efficient. We're getting even more value from P&G's core strengths of branding, innovation, scale and go to market capability. It is all about balance and leadership. Balance creates flexibility to deliver results reliably in good times and challenging times. P&G's growth model is focused on balanced top and bottom line growth.

P&G's growth is coming from a balanced mix of businesses. We have a unique combination of large steadily growing household businesses and faster growing, higher margin health, beauty and personal care businesses. We have a balanced mix of retail customers. We have strong strategic relationships with the largest leading retailers, and we're growing fast with other customers in channels such as high frequency stores in developing markets.

We have a balanced mix of developed and developing markets. Major developed regions such as northeast Asia, North America and Western Europe are healthy and growing steadily. At the same time, developing markets such as China, Russia, Mexico and Turkey are disproportionate engines of growth.

Leadership is equally important. Leadership creates the flexibility to invest in growth and the capability to sustain that growth. In consumer products the industry and innovation leaders are best positioned to be the growth catalyst. Brands that set the pace of innovation in their categories earn a significant share of the growth they stimulate. This is why we place so much emphasis on being the leader in every category where we compete.

P&G is one of the strongest leaders in the consumer products industry. Two-thirds of P&G's sales come from categories where P&G is number 1 in market share. P&G brands are leading innovation. Baby care is the innovation leaders with baby stages of development, Pampers Feel and Learn and now Can Do.

Fabric care is leading on the strength of Tide with a touch of Downey and Tide Cold Water. Tampex Pearl and Naturala continue to set performance and value standards in fem care. Pantene Prohealth and Color Expressions are keeping P&G hair care in the league. In addition, we have generated almost $5 billion in retail sales in categories that did not exist, or in which we did not compete, just 5 years ago. P&G's leadership is also recognized by retail customers and by business and innovation partners. For retailers, P&G brands and P&G innovation are indispensable.

Our leadership brands attract shoppers and grow the size and probability of shopping baskets. Suppliers and partners want to work with P&G, the breadth and depth of P&G capabilities and our ability to commercialize innovation helps them grow their business as well as ours. The strategic choices we have made reflect our belief in balance and leadership. So let's look at these choices in more detail.

The first choice we made was to focus on our core businesses and brands, our core markets and our core customers. We have been focused on growing P&G's leading billion dollar brands. Today we have $16 billion brands. This is up from 10 just 5 years ago. Growth on brands like Tide, Pampers, Pantene, Olay and Head & Shoulders has accelerated to double digits over the first half of fiscal 2005. We have been focused on growing with our top 10 retail customers. P&G volume at these winning retailers has grown on average 7 percent in the first half of this year. Importantly, P&G's growth is not dependent on any one channel or customer. During the first half of this fiscal we have grown volume with 8 of the top 10 customers.

Our third focus area is on growing P&G's core countries. The largest 16 geographic markets represents 80 percent of the Company's business. These markets include big developed countries such as the U.S., the UK, Japan and Germany, and developing countries such as China, Russia, Mexico and Turkey. Together the top 16 countries have been growing volume 8 percent on average over the first half of this fiscal year.

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Importantly, organic volume growth in developed markets has consistently been mid-single-digits, and twice the rate of GDP growth in these markets. This is strong performance that very few consumer products companies have been able to match. Our low income consumer strategy has delivered 6 consecutive quarters of mid to high teens volume growth in developing markets. This strategy has deepened P&G's penetration in key developing markets like China, Russia and Turkey. At the same time it has enabled us to expand in the midtier consumer segments in developed markets. As we discussed at the analyst day meeting in December, this is an area where we continue to see considerable upside.

P&G's mix of operating businesses is also a picture of balance and leadership. In 1998 about two-thirds of P&G's business was in household categories, large, steady growing cash generating businesses. In the years since we have been shifting the mix toward a more even balance between these categories and faster growing, higher margin health, beauty and personal care categories. Acquisitions have played a significant role in this shift. But as you can see, this is not just a story of acquisitions. Organic growth in health and beauty has averaged more than 8 percent over the past 3 years.

And despite a strong base period, this growth continues to track ahead of long-term targets through the first two quarters of fiscal 2005. Over the past 3 years we have grown every, every P&G health and beauty care business. As a result, we expect health and beauty to represent about 47 percent of P&G's portfolio in the current fiscal year. This percentage should grow to 50 percent or more with the acquisition of Gillette.

What is most important here is that we did not get distracted by acquisition activity. A number of analysts and some investors have been understandably concerned that acquisitions would distract P&G management from the core business. However, we integrated Clairol and Wella, even as we accelerated organic health and beauty care growth.

There are two reasons we have been able to do this. First, our strategic priority on growing from the core has kept us sharply focused on existing businesses. Second, the plug and play capability of P&G's unique organization structure enabled us to integrate new businesses without taking our eyes off existing businesses.

For example, our market development organizations have taken Herbal Essences around the world, while at the same time building Pantene market share around the world, and turning Head & Shoulders into one of our fastest-growing billion dollar brands. At the same time our GDS organization has been integrating back office support for Clairol and Wella, while also raising service levels and lowering costs for P&G's established businesses. No other CPG company has created a similar organizational capability.

We have made it possible for each business unit to capture the scale of a $55 billion global company. We're essentially running a number of very focused, smaller companies that share a common go to market infrastructure in local markets, and a global shared services back room capability.

Following the acquisition, Gillette's businesses will be able to take advantage of this infrastructure. The 3 business units that represent about 75 percent of Gillette's sales, blades and razors, Duracell batteries and Braun will essentially remained stand-alone businesses, but with access to P&G's unmatched go to market and back office capabilities.

If you need any more evidence that this model works, just look at the performance of P&G household categories where we have accelerated growth even as we have grown health and beauty care. We can drive this kind of parallel growth precisely because of the way we're organized. A business unit President, like Dan Hanretta (ph) in baby care, hasn't had to pay a moment's notice to the acquisition activity in health and beauty care. She and her organization has stayed sharply focused on winning with moms who are concerned about their babies' care and development. They have been leading innovation like Baby Stages of Development, like Pampers Feel and Learn, like the Can Do line of products, and have been growing faster than any competitor.

This too is about balance and leadership. We have been able to balance our focus on strengthening P&G leadership in existing businesses while integrating acquired businesses. We will not waver from our focus on growth from core businesses where P&G brands are leaders. And we will only get better at leveraging the capabilities of the organization structure.

Would I hope you can see here is that P&G's choices are resulting in balanced leadership growth across the entire business. We're growing P&G's billion dollar brands. We're growing with the top 10 retailers. We're growing in the largest developed markets and in the fastest-growing developing markets. We're growing P&G's household, baby and family care businesses, as well as P&G's health, beauty and personal care businesses. We're growing organically while expanding our core through adjacencies and through tack on as well as strategic acquisitions.

P&G's balanced mix of businesses, markets and customers is unique in our industry. And we're delivering leadership growth across all these businesses, markets and customers. The key factor in sustaining this growth and translating it into strong shareholder returns are the strategic and systemic changes we have made to better leverage our core strengths. P&G's primary business model is a simple but powerful one. Our purpose is to provide brands and products that really improve the everyday lives of the consumers we serve.

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P&G's core activities, our branding, innovation, scale and go to market capabilities, these core activities drive P&G's business model. Over the past few years we have made a number of changes that are strengthening our processes and our capabilities. As a result, we're getting even more value from P&G's core competencies. This graphic shows how it all comes together. We're getting more out of P&G innovation by multiplying our internal innovative capability with our Connect and Develop strategy and capability. We're then bringing initiatives to market more successfully and more profitably.

We're getting more value from P&G scale with greater cost and cash discipline. As a result, we are bringing more innovation to market at price points that deliver superior consumer value and strong shareholder value. We're amplifying P&G's go to market strengths with our unique organization structure. This is providing the capacity and the focus to commercialize a larger innovation pipeline and more markets with more customers simultaneously.

Finally, we're getting even more value from P&G's leading global brands. These brands are platforms for innovation. They have earned deep and enduring trust from consumers worldwide. As a result, we could bring innovation to market on these brands far more effectively and far more efficiently than we could without them. The result, increased returns on initiatives and stronger P&G brand equity.

In short, we are innovating at a faster pace. We're delivering innovation to market affordable and profitably, with deep local knowledge and strong retail partnerships. We're commercializing innovation more successfully and more consistently. It all results in sustainable growth and consistent shareholder returns.

As I said at the beginning, P&G's choices are working, and when combined with the strategic and systemic changes we have made, they remain the basis for our confidence in P&G's consistent, sustainable growth. We have delivered 3 years of double-digit earnings per share growth. And fiscal 2005 is on track for 13 to 14 percent EPS growth, behind continued strong organic volume growth and solid operating margin performance.

Fiscal 2004 was a test year for P&G's growth model because we started to fund restructuring from within the current businesses. Then 2005 became yet another test year. We came up off a very strong base period. Commodity prices moved against us in a significant way. In addition, several key competitors lowered the bar so they could spend more to keep up with our innovation programs. These testing years have been an opportunity to demonstrate the resilience and strength of P&G's business model and the core capabilities and competencies that set us apart.

We were pleased with last year's results. And we are equally pleased that we are on track to complete this year successfully, and significantly ahead of P&G's long-term top and bottom line growth objectives. However, we're not taking success for granted. And in fact, we're not satisfied. We remain focused behind an initiative pipeline that is particularly strong in the back half of this fiscal year. We will concentrate on sustaining P&G's momentum in core categories, on leading billion dollar brands in the top 16 developed and developing countries and with big winning retailers. As a result, at the January 28th meeting we raised the Company's top and bottom line guidance for the balance of the year. And with Gillette we believe we're opening whole new areas of opportunity for additional growth beyond this fiscal year.

I know you're looking for more details about how we will capture these growth opportunities, and I will come back to this in more depth a bit later. The first I would like to hand it over to Jim, who will discuss the power of Gillette and the key growth drivers for continued success going forward.


 JIM KILTS  - GILLETTE COMPANY - CHAIRMAN, PRESIDENT, CEO


 Thanks AG, and hello everyone again. It is great to be back. The Gillette story has evolved quite a bit since we last met. AG just talked about the great new Company that will be created with the combination of Gillette and Procter & Gamble. We will create a Company that draws the best from two very strong organizations. It will be a global Company, built upon scale, diversity and brand strength. Those are all requisites for consistent growth in a consolidating, highly competitive global environment. Today date I will talk about what Gillette brings to the combination.

Let's start with our great operating strengths. We have proven consistently and conclusively that we can perform. As you know in 2004 we had our second consecutive year of record results across the board. That performance capped off a turnaround of a Company that 4 years ago was drifting and existing largely on the strength of a few powerful brands.

But over the past 3 years we have reported consistent sales and earnings growth. We have made great progress on the sales line behind a strong new products program, and continued trade up to our premium products. Sales grew 5 percent in 2002, 9 percent in 2003, and 13 percent in 2004. That is a 9 percent compound growth rate over the past 3 years. We also regained our earnings momentum. Earnings per share grew 15 percent in 2002, 18 percent in 2003, and up to a record 25 percent in 2004.

At the same time we have increased the quality of our P&L. We have improved gross margin by 350 basis points from 55.8 percent in 2001 to 59.3 percent in 2004. We have cut our overhead expenses by 330 basis points as we successfully implemented our Functional Excellence Program. Taking cost out the system has provided us with the affordability to reinvest behind our brands. We have increased advertising as a percent of sales from 7.1 percent in 2001 to 11 percent in 2004, an increase of almost $600 million.

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Looking at return on invested capital, we more than doubled our return from 2001 through 2004 to 34 percent. And we generated in over $7 billion in free cash flow, nearly 4 times what we produced in the 1997 to 2000 period. Those numbers were produced by a strong and greatly improved portfolio of businesses. But as productive and gratifying as the last 4 years have been, we know they are history. As we look ahead to the combination with Procter & Gamble, what counts is how our businesses and capabilities will deliver consistent growth going forward.

We will do this through 4 key growth drivers. Gillette competes in high-growth advantage categories. We are the technology leader in our categories. We can drive trade up around the world for higher performing, higher margin products. And we have a culture defined by a constant turnaround mentality and a drive for innovation. In short, Gillette is the total package.

Let's talk first about high-growth advantage categories. We use 3 measures of advantage, consistently high growth, global brands serving global consumers, and low private label penetration. And we stack up well against all 3, starting with high growth. As you can see from this chart, we're definitely in the right places. We are in the 2 consumer product categories that have grown the fastest during the last 4 years; blade and razor growth at 8.2 percent, and oral care toothbrushes at 7.3 percent, with other strong industry categories coming in behind. Growth in alkaline batteries has been curbed somewhat by price deflation resulting from high promotional activity. Even so, battery growth was solid at
3.7 percent over 4 years.

Adding to the advantage of high growth is the fact that our categories and our brands that truly global. I use that qualifier, truly, because we have a great advantage over what I call multinational companies that bring together different products with different names and various brand positionings. We serve more than 1 billion people around the world every day. When one of them picks up a Gillette product, it is the same product with the same name and the same brand positioning. Let's take a look at this video that illustrates how we go to market throughout the world. (video playing)

In our categories no competitor has this kind of consistency. For example, in blades the Gillette branded products such as Gillette Mach 3 and Gillette Venus represent 94 percent of our sales globally, while the Shick brand accounts for only 54 percent of Shick sales. And in batteries, Duracell branded products are 95 percent of our business, while the Energizer brand accounts for only 68 percent of Energizer's sales.

One of the reasons we can operate with such a global sameness is that for the most part all consumers in our 4 categories act like 1 consumer. They use our products in the same ways and with the same expectations. For example, our market research shows that consumers in the U.S., Europe, Russia, and Japan all focus on the same key performance attributes when shaving. Safety and comfort is always number 1. Closeness is almost always second. Speed and convenience and quality and value consistently numbers 3 and 4. You'll find that kind of consistency all across our product lines. It opens the door to deep consumer understanding and tremendous market efficiency.

Global consistency is a great advantage, but not if others can easily replicate our offerings and consumer appeal. Let's go to the next slide which shows -- which looks at the penetration of private label.

That is an issue for just about every other consumer products company. As you see, the average private label share for all consumer staples is 15 percent. For the average food or beverage category the penetration is 18 percent. These are big numbers. These are the kind of numbers that can inhibit growth and create a base for even more private label. Now look at our category. The high is for batteries at 12.7 percent, but that is still lower than the average. Then it drops to 6.5 percent for toothbrushes. And all the way down to 2.9 percent for system blades. And is almost nonexistent in antiperspirants and deodorants.

On average, our private label penetration is about half of other leading consumer staple categories. Those numbers say that we can invest in innovation and brand building with confidence. Confidence that it will be very difficult for a lower-priced knock off to come in and take a free ride on our investment.

Let's move to driver number 2, technology. And I want to spend some time here because it is key to creating the new product platforms that give us both topline growth and strong operating margins. Technology plays a big part in our well earned reputation as one of the best new product companies in any sector. New products which we define as products introduced in the previous 5 years, have accounted for more than 40 percent of our sales each year for the past 11 years.

The growth driving power of our technology is a three-part story. It creates advantage in product development, in manufacturing efficiency, and in cost reduction. This video illustrates the power precision and end result of Gillette's technology. Let's take a look. (video playing)

Our technology leadership in product development resides in 3 areas, our deep scientific understanding of hair, skin and teeth, our leading knowledge in chemistry, and our expertise in advanced electromechanics. I could provide any number of examples of how we combine those areas to drive new products. But I will focus on one, M3 Power.

The basis for this product started with our knowledge that pulses could find the beard for a closer shave. Our Braun and Duracell expertise electromechanics and portable power enabled us to create the pulses with a new technology called micropower pulsation.


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And our chemists, metallurgy experts and process engineers then developed a new blade edge and blade coating process. The result, the smoothest, closest shaving blade surface ever made. The combination of micro pulsation and advanced blade technology created a superior performance that consumers could really feel. In testing M3 Power won by very large margins on every one of 68 attributes tested. And M3 Power was preferred over Shick's best system, the Quattro, by a score of 77 to 15 percent, an incredible margin of more than 5 to 1.

You can also see our product development advantage in 2 more big wins. Our high end rechargeable toothbrush, the Oral B Professional Care 7000 beat Plantacare Elite 54 to 41 percent. That is a huge win for any consumer product. And it has driven significant growth in our power brushing business over the past year.

The other example is Braun Synchro. Braun Synchro outclassed Remington Titanium 69 to 29 percent, a massive win with consumers. And consumers have demonstrated that preference in the marketplace, making Synchro a big seller for Braun.

The second area on which technology leadership delivers is in manufacturing efficiency. Our advantage centers are high-speed, high-volume precision assembly, which has delivered, and promises to continue to deliver, outstanding productivity gains. Let's look at just one example. When we started making Sensor Excel back in 1993, it had 9 parts and we could turn out 180 cartridges per minute. Now jump ahead to M3 Power. It had 11 parts that we're turning out at a rate of 625 cartridges per minute. That is an impressive gain in any industry. 20 percent more parts in the cartridge, yet we produce almost 3.5 times more cartridges per minute. The gain came directly from our continuous investment in bringing innovation to the manufacturing process.

The third area of technological leadership is cost reduction. Here I am talking about gains beyond the increasing line speeds. There are gains like putting material waste, and the down time of our production lines. Here you see some specific examples of what we have achieved. Between 1998 and 2003 the cost to make a cross action manual toothbrush has come down 66 percent. Our Mach3 cartridge is down 50 percent, AA batteries down by 25 percent, and Venus cartridges by 12 percent.

Here is another example that tracks the cost of our power toothbrush heads. As you can see across the top, we have gone from oscillating and rotating heads back in 1991 to high-speed oscillating in 1995, to high-speed 3D brush heads in 2000 to our most advanced heads in 2004. And you also see what has happened to direct costs in that time, down 83 percent. I've just presented some selective examples, but they exist throughout the system. And they have played a big part in our overall success in cost reduction.

So we have our very powerful technology engine that has consistently given us advantage in product development, manufacturing efficiency and cost reduction over time. And now we're making the engine run even better. Let's move to a series of slides that would give you a good picture of some changes in our technology structure. These changes are going to have a dramatic impact on our ability to leverage our technology strength across businesses and products.

We have moved from a technology and manufacturing structure that was largely siloed by business line to one that is thoroughly integrated. Here's a look at the recent past, from procurement to R&D, to engineering, to manufacturing, through the value chain our businesses basically ran their own shops. As you might imagine, sharing ideas and innovation was the exception under this separated set up. Now here is where we have gone, horizontal responsibility has become vertical integration.

Instead of R&D engineering and other units attached to various businesses and operating independently, we now have a strong centralized portfolio of technical capabilities. It is the result of 3 years of work by our Vice Chairman, Ed DeGraan and his team of the best scientific and engineering talent in the business. Talent that includes more than 160 Ph.D.s from Harvard, MIT and other world-class institutions.

This kind of organizational change is cost efficient. It will save money. But the much more important issue is leverage and integration. The strength that the various businesses had in procurement or R&D or engineering are now greatly leveraged and are available to all our businesses.

Here is another way to look at our technology integration. Down on the left is a lift of key production and product technologies, robotics, batteries, surface technology, small motors and so on. It is a broad portfolio of capabilities that are being leveraged across all our businesses and across our products. You can see how many of them are common across our businesses. To give you an idea of what that matrix does for us, I will go back to M3 Power. It is a good example of a lot of things we are doing differently.

We combined blade and blade surface technology, multipart molding technology and high-speed assembly expertise. We kept Braun's sourcing expertise to manage component development and production in 17 locations around the world. The net of all this is that M3 Power took only 14 months from kickoff to production and fully ramped up manufacturing in only 9 weeks. We spent less than $30 million in incremental capital on a product that this year is heading towards a $500 million in retail sales.

Here is another example. The world be Oral-B Pulsar is a 15 patent micro pulsating, manual toothbrush that is going to change brushing in the way that M3 Power changed shaving. It grew out of our combined abilities in several areas, including programmable robotics, electronics, high-speed assembly, battery-power, and

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multicomponent molding. Let's take a look at this video. It will give you a sense of the technology behind this great product development. (video playing)

In consumer use testing Oral-B Pulsar was preferred 2 to 1 over Oral-B Cross Action, the next best toothbrush in the world. And it is the largest preference margin we have ever had for a manual toothbrush. Pulsar will be introduced to the 165 million manual toothbrush users in North America in July.

M3 Power and Oral-B Pulsar are just 2 early indications of how our newly centralized technology function will help us utilize our technology advantage. We will use it across businesses and new product development groups to speed the flow innovation and new products.

There are 2 more examples in female shaving. We have very high expectations for our new battery-powered premium razor for women, the Venus Vibrance, and our new top-of-the-line Venus disposable. Both products will be available this spring. Even with this new product activity, that would usually cause a spike in capital spending, our enhanced organization will help us contain capital expenditures over time to about 7 percent of sales. That will be well below our spending range of 9 to 11 percent during the late 1990s.

Technology leadership feeds directly into our third growth driver, our ability to drive trade up around the world for higher performing, higher margin products. I wanted take you through the 4 key elements that drive trade up. They are an established base of users, a product ladder that works, outstanding brand loyalty, all supported by world-class marketing.

Let's start with the base. There are 2 elements necessary for an established user base that can be upgraded over time. One is that there is a large pool of users that you can upgrade, and the other is demographics that work in your favor. This slides looks at the male shaver blade market in Asia, Latin America and EMEA. 67 percent of blades sold are still double-edged, 25 percent are disposables, and only 8 percent are systems. The opportunity for trade up is huge, because those double-edged blades that account for 67 percent of the units sold in the developing world represents close to 1 billion users.

You see the same kind of picture in oral care. Here you see that 27 percent of the U.S. population use power brushes, and you can see how drops off from there; 21 percent in the UK, 11 percent in Canada, and only 9 percent in France and Italy. Again, it is a great opportunity to move consumers up the ladder.

Now switch to batteries. Alkaline batteries are a must for the new generations of high drain digital products that are growing around the world. Yet you can see here that while North America and Europe have shifted to virtually all alkaline consumption, the rest of the world is largely using zinc. As new electronic devices penetrate around the world, the alkaline opportunity will continue to grow. So the base is clearly there.

What about the other elements, demographics that work in your favor? Well, here I will use my favorite chart. It shows the positive demographics of Mach3. Look where Mach3 has the largest penetration. It is with the 15 to 24 and 25 to 34 year olds, where Mach3 has a 44 and 45 percent share respectively. This says that we're connecting with younger shavers. And they are using the most premium product on the market today. It also means that as shavers age and carry their habits with them, trade up across the population will occur naturally over time. And Mach3's share of the total user base will grow.

Most companies can talk about a portfolio of products, but few if any, have built as complete and powerful a trade up ladder as we have. When you look at a trade up ladder you want to see 3 things. 1, a ladder built around the needs of individual markets, because the dynamics of trade up can differ market to market. 2, you want to see the ladder pay off for you, meaning the higher you go, the more each one gives you in profit per user. 3, you want to see the premium end driving growth.

I won't take you through every ladder, but as you see here wet shaving gives you a good example of the spectrum of trade up opportunities. It goes from double-edged to disposables to entry-level systems to the premium systems with M3 Power at the top. And here is the big picture. The price points are on the left, and the performance level is across the bottom. Our portfolio ranges from double-edged blades priced at about 12 cents to entry-level systems like Vector and Slalom, to premium disposables like Sensor 3, all the way up to M3 Power at almost $3 a blade. The higher you go on the ladder, the higher the price point and the greater the margins.

Here is another look at the profit power in trade up. When you index the profit per user per year for male wet shavers in the Asia-Pacific region, you start with double-edged within an index of 100. Look what happens when you go up the ladder. We go all the way up to Mach3 Turbo at 4100 plus. And as I said earlier, it is the premium end that is driving the market if your ladder is working. In the U.S. played market, for example, you can see here it is the premium end, blades that cost more than $1.50 that have the greatest growth, and also have the largest share of the category. And you see the same thing in Russia, where the premium end in blades is growing even faster at 33 percent, and have a 41 percent share of the category.

As you can see on this chart for Oral Care the trade up ladder is just as sturdy, and the progress up the latter just as certain. Looking at manual and battery brushes. We take consumers from entry-level manual toothbrushes like our Duralon and classic brushes to mid priced manual products like Vision and Exceed to a premium manual like Cross Action Vitalizer. From there we move up to entry-level battery power with Cross Action battery and Advanced

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Power 400. There's a similar trade up latter in our rechargeable business. There we start with the low end, Cross Action Power Max, go to the mid price of the base Professional Care, and then all the way up to Professional Care 8000 and Sonic Complete in the $150 range.

In oral care we also have the same kind of profit progression that we have in blades. We start out at an index of 100 with our entry-level manual toothbrush, Indicator, and move to an index of over 1000 for our newest premium entries, Professional Care 8000, and Sonic Complete.

Now look at what is happening in a developed market, Germany. Here you can see that the growth action is in the mid tier and premium ends, which combines for 74 percent of the market. In a developing market, Russia, growth is at -- is highest at the premium end at 38 percent, with a category share of 34 percent.

Now let's switch to personal care. Here the trade up ladder progression goes from soap to foam, and then from foam to gel. That trade up potential is driving great gains in Europe. In Italy, for example, we have grown the total market by 30 percent, and increased our value share by 14 points in just the last 18 months.

Let's move to trade up element number 3, brand loyalty. Loyalty is the element that assures when consumers trade up they trade up with us. As you can see, we have that kind of loyalty. When consumers were asked what they would do if their brand were not available when they got to the shelf, 65 percent of Mach3 users said they would try another store. 12 percent said they would wait for new stock to come in. That is 77 percent loyal Mach3 buyers.

As you can see how that loyalty compares to disposable users. It is more than double. With women the loyalty runs even deeper. 62 percent of Venus users said they would try another store versus only 15 percent for disposable users. 16 percent said they would wait versus 4 percent for disposable users.

We also get the same kind of preference and loyalty results in oral care. You can see in this chart on consumer brand loyalty Oral-B is by far the leader, 1.5 times greater than our nearest competitor. Our pool of consumers, our trade up ladder and our consumer loyalty are now being fully leveraged by one of the most significant changes in this Company.

It is the fourth key element to drive trade up. The one that is closest to my heart, world class marketing. We have become a much better and much more dynamic marketing Company. It started with giving our products the backing that they deserved. As you saw earlier, this chart says it all about increased marketing investment. Our advertising was only 6.2 percent of sales in 1989. It stood at 11 percent of sales in 2004, nearly double.

We have also revitalized our sports marketing ties. Here you can see our consumer history and strategy in just one chart. From the 1930s to the 1980s we were a pioneer and an innovator in creating sports driven, consumer poll marketing. We were synonymous with the World Series, Friday Night Fight and the All-Star Game. Then we drifted for a decade, mainly me too to push promotions, like challenges and associate sponsorships that barely registered with consumers.

Now we're back with moves like buying the naming rights to Gillette Stadium, a tie that it is even more valuable with the remarkable performance of the New England Patriots. They have given Gillette Stadium incredible visibility by winning 3 of the last 4 Super Bowl. The Gillette Young Guns, 6 of racing finest young drivers, are the focal point of our major marketing partnership with NASCAR and its tens of millions of fans who are in our prime demographics. We have created very compelling Gillette Young Guns ads. Let's take a look. (video playing)

World-famous soccer star, David Beckham, also has joined our marketing arsenal as the new face for Gillette grooming products. Here is some of our European advertising for this style icon. (video playing)

We have brought on board some A list celebrities as you see here. We have had P. Diddy and Johnny Damon of the Red Sox for M3 Power; Hillary and Haley Duff for Venus Divine; and Anna Cornacova for Gillette Complete Skincare. Let's take a look is how we utilize some of these high impact celebrities for when M3 Power was launched. (video playing)

Great marketing creates the trial that drives trade up, develops loyalty and improves profitability. We do this without relying on temporary volume oriented price reductions. These next 2 charts show that very clearly. Here is what is happening in the industry.

As you can see, trade promotion as a percent of sales has taken a big jump over the past 3 years. Now look at Gillette. Our trade spending has gone down. It is now down to 8 percent of sales, well under half the industry average. So that is a look at our categories, our technologies and our trade up.

Finally, I want to spend a little time on our culture. This might seem strange, since we're going to become part of another, larger culture. But I want to discuss culture for 2 reasons. 1, the attitudes and beliefs we have established at Gillette are going to carry forward in our businesses. 2, compatibility in philosophy and beliefs is one of the reasons we're convinced this combination with Procter & Gamble will work very, very well.

Over 4 years we have established what I can best describe as a turnaround mentality. That means we're never satisfied with the status quo. We have maintained this sense of urgency and constructive dissatisfaction that we established early in the turnaround. The focus of that mentality initially was on lowering cost and upgrading our capabilities. And those of you who have followed our story know that we have been very successful on both

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fronts, largely because of a global effort called Functional Excellence.

The approach is straightforward. Functional Excellence helped us identify the best practices in our industry, and how we measured up against them. It gave us a process to identify where we need to close gaps, assign accountability, and track how we're progressing. Overall, we expect approximately $300 million in annualized savings.

And our productivity efforts aren't limited to overhead reductions. We look across the board and around the globe for manufacturing and supply chain opportunities. A good example is the ongoing realignment of our European blade and razor manufacturing and distribution system. By 2006 we will begin to realize significant productivity savings, along with solid improvements in operational efficiency and customer service. By 2007 when the realignment is complete, our savings are projected to reach $60 million on an annualized basis.

Another good example is our strategic sourcing initiative. We completely reorganized our procurement function, delivering $375 million in cumulative savings. And these are just 2 of many productivity projects that are now underway or in the pipeline.

Let's turn to improvements in our capabilities, starting with the value chain. When I came to Gillette every one of our key customers told me that they were disappointed with our customer service. We have now totally upgraded and reworked our value chain, creating a global line of sight from procurement to the retail shelf. And that in turn drove dramatic improvements in customer service, inventory management, and cost to serve. As you can see here, our fill rates went from an abysmal 89 percent in 2001 to 98 percent last year. In fact, we went from back of the pack to among the very best in a number of key metrics. That helped earn us Vendor of the Year awards from several of our biggest trade partners.

I could talk for the next couple of hours about all the ways Functional Excellence has helped us improve the organization. But let me give you 2 measures that really tell the story. Since 2001 revenue per employee has increased by 49 percent, and profit per employee has soared by 69 percent. That shows how far our turnaround mentality has taken us. But that same mentality tells us that as far as we have come, we have to go farther.

So in 2004 we launched a globe effort that will change our long-term trajectory. We call it Total Innovation. And I want to spend some time here because again it is such a solid fit with the philosophy of Procter & Gamble. Total Innovation is not a project or a program or a strategy. It is a transformation in our ability to generate and develop ideas and turn them into workable solutions that build value across the entire organization.

And workable solutions are the most important part of the definition. We are after innovation that translates into action. A good way to think about Total Innovation is to think about a triangle. At the bottom is continuous improvement. Continuous improvement is important because it enables us to improve a little bit every day. It involves such things as changes to our packaging graphics, or an improved product formulation. But continuous improvement alone makes a company only average, because competitors make the same small improvements at the same time.

Moving to the top of the triangle you see big bang innovation. This kind of innovation focuses on big new breakthrough products, like Mach3, or big changes in process like our strategic sourcing initiative. Big bang innovation is essential for success, and we are very, very good at it.

But it is no longer enough. We need to increase our focus on the middle of the triangle, the area that I call Incremental Innovation. And that means that the many smaller innovations that in the aggregate and over time change your business and helps us accelerate our future rate of growth.

Let me add some dimension to these ideas with 2 examples. The first is of the electric product code, the bar-code of the 21st century. We're one of the pioneers in the development of this new technology. And we're helping to lead its deployment. Using electronic tags EPC can track and manage the flow of products from manufacturing through the supply chain and on to the retail shelf.

We know that over time EPC will deliver competitive advantage in at least 4 ways, improve customer satisfaction, greater product availability at retail, reduced shrinkage, a problem that now cost retailers billions in lost sales, and finally, increased profit margins for both our retail trade partners and for us.

Another example of Incremental Innovation is our development of shopper based merchandising strategies. In the oral care category we analyzed the on shelf merchandising techniques of over 25 top retailers. And we identified 6 key merchandising principles that improve category performance. A few months ago one of our top trade partners implemented a recommendation for their manual toothbrush section. The results over the first 13 weeks were dramatic. Their in-aisle category growth rose 17 percent versus the prior year. Oral-B also scored a win with our value share increasing 10 share points during the 13 weeks. We're now working with another key customer to test the same principles. And we expect again to drive growth for the category and for Gillette, as the category leader.

There are many other possible applications for this innovative shopper based approach. And we're excited about its potential to create value across our categories. Just 2 examples, but I hope they give you an idea of the thinking and capability that we're driving throughout the organization under the Total Innovation banner.

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So that is Gillette as we head into 2005. We are about to start on a new chapter in our history, and I'm convinced a new era of growth. No doubt, joining with Procter & Gamble is a big step for a Company with 100 years of independence. And on occasion, Gillette fought hard to keep that independence against the assault of unwanted raiders. But joining forces now is the right step at the right time with the right partner.

Many of you have asked why now, and why P&G? Well the answer is simple, it is my job and Gillette's Board of Directors responsibility to explore all avenues that maximize shareholder value, including strategic options. It is an ongoing process, not a one off discussion. We saw an exceptional fit with Procter & Gamble, one that would accelerate Gillette's growth over the near and long-term.

There is absolutely no doubt in my mind that as a stand-alone Company Gillette has the momentum, brand portfolio, capabilities and leadership to continue to deliver top tier sales and earnings growth. However, it is equally true that there are no 2 consumer products companies in the world with a better alignment of brands, markets and philosophies. And as part of Procter & Gamble, Gillette will have the scale and resources to grow our business faster and more profitably than we would by going it alone.

This slide illustrates how the Gillette dynamic will build on Procter & Gamble's historic and current strengths. The combination of our technology leadership with P&G's already formidable strengths derived from their Connect and Develop approach, will accelerate innovation. Innovation in such obvious areas as male grooming beyond hair removal, female hair removal beyond wet shaving, and broadly in oral care. Our turnaround mentality is characterized by our very successful focus on reducing costs, upgrading capabilities and reorienting our corporate culture towards continuous, constructive dissatisfaction. It will thrive and help leverage Procter & Gamble's great scale and their focus on cost and cash discipline.

The similarities of the Gillette and Procter & Gamble organizations structures are remarkable, with both companies using global business units to maximize brand strength and growth, and market based commercial selling units to assure local customization and flexibility. The results should be a smooth integration that will produce the ability to move Gillette products through the existing Procter & Gamble infrastructure very efficiently.

This quick extension of product reach will result in acceleration of trade up, notably in developing markets. And finally, Gillette will not only bring a portfolio of billion dollar plus iconic brands to the combined Company, it also brings leadership brands that are positioned in the most advantaged categories of all consumer products. And we bring a marketing prowess that includes the most advanced expertise in the sector for new product introductions, as well as for ongoing excellence in in-store execution.

In short, this combination will enable our businesses to create more value in more ways than would ever have been possible as a stand-alone Company. I firmly believe that strength plus strength equals success.

Let me conclude my remarks by saying that we have returned Gillette to the top tier of the industry where it belongs. Now we have an incredible opportunity to build on that by joining a Company that is a great fit in everything from brands to beliefs. It is an opportunity to help build something that we have been pursuing for 4 years, the best consumer products Company in the world.

Now let's go back to AG who will provide some specifics on the tremendous opportunities that we have ahead of us.


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 I want to pick up where Jim left off. While the time is right for Gillette to join forces with another world class partner, and while P&G is the right partner for Gillette, Gillette is also the perfect partner for P&G. There are 4 reasons why.

First, we're combining 2 of the leading consumer products companies in the world, and we're doing so at a time when both companies' performance is the best it has been in a decade. It's a combination that plays to the structural characteristics of the consumer products industry. Consumer products is an industry that rewards leadership and scale. Leadership scale provides the opportunity to keep growing margins. Margin growth makes it possible to reinvest in branding and innovation, which drives consumer value. The more you can invest in branding and innovation that delights consumers, the more you can grow. The more you grow, the greater the scale and margins. It is a virtuous circle that P&G and Gillette can leverage better together than alone.

Second, we're shifting P&G's business mix towards faster growing higher margin, more asset efficient businesses in health care, beauty care and personal care. This is an important component of our accelerated growth objective, which we have increased for the balance of the decade by a point. Our increased target is now 5 to 7 percent, of which 4 to 6 percent is organic.

P&G's lineup of $16 billion brands is growing double digits. With Gillette we add 5 more $1 billion brands. And as Jim just told you, Gillette's billion dollar brands have accelerated growth over the past 3 years, and their initiative pipelines are all strong. Importantly, Gillette is a leader in structurally advantaged categories. 3 of their $5 billion brands are in personal care. Third, we're strengthening P&G's relationships with retail customers, relationships that are already very strong.

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We can marry P&G customer business development with Gillette's outstanding introduction and in-store execution capabilities. This will enable us to serve retail customers even better than either of us can today. We can offer retailers a more profitable mix of brands, broader, deeper knowledge about consumers and shoppers, more innovation, more expertise in marketing, more supply chain leadership. This is not about negotiating power. This is about the power to jointly create value with retailers by serving our consumers, their shoppers even better than we do today.

The final reason Gillette and P&G can grow faster together is the opportunity to leverage complimentary strengths. Gillette will help P&G raise an already high bar in the areas of branding, innovation, scale and the way we go to market. One of the most important choices we made 5 years ago was to focus on those 4 key competencies and strengths. P&G had important advantages in each area and we're confident that we could get even better.

By combining these 4 strengths and applying them in the marketplace through P&G's unique organization structure, we established branding, innovation, scale and go to market as the pillars of P&G's business model. Then we began making important structural improvements to make our business model even stronger and more sustainable. We have multiplied P&G's internal innovative output through Connect and Develop. We have used greater cash and cost discipline to deliver better consumer value and grow margins. We have strengthened our go to market capability with our unique organization structure. And we have created new branding and marketing approaches that are generating more product trial and increasing the value of P&G brands.

What is most encouraging is that the combination of P&G and Gillette will make these structural improvements even more effective. So let's take a closer look at how we're improving and how Gillette builds on these improvements. Innovation is the starting place. P&G's lifeblood. We want to be the industry best at consumer and technology driven innovation. We want to set the pace of innovation, and we want to be the benchmark for innovation success. We are becoming an even stronger innovation leader through P&G's Connect and Develop strategy, which links innovation and technologies across businesses, geographies and disciplines. No other consumer products company can create as many internal linkages as we can, because no other company has the diversity of businesses, markets and technologies that we can draw on.

At the same time, no other CPG company can create as many external linkages as we can, because no other company can attract as many quality innovation partners. Partners who prefer P&G because of its brand lineup, because of its technology expertise, and because of its commercialization ability.

Gillette takes Connect and Develop to an even higher level for us. As Jim explained, they are already doing this. And they're doing it brilliantly on their own. The creation of M3 Power is a great example. Now we can connect and develop with an even larger, more diverse combination of technologies and businesses. The key to understanding how Gillette strengthens P&G innovation is to think of innovation more broadly. Ours is not just a story of chemistry or molecule driven innovation, it is a story of leading brands, breakthrough technologies, and the power of great design. We will have 21 of the industry's biggest, strongest innovation platforms to innovate on. Brands like Olay, Crest, Gillette and Venus are all innovation leaders in their category. We have complimentary consumer knowledge and complimentary technologies in oral care, skin care, shaving, and hair removal. Lastly, we have complimentary innovation capabilities, particularly in design.

How does this make P&G a stronger innovation leader? Let's look at 2 areas, women's hair removal and men's personal care as illustrations. Today women's hair removal is a 9 to $10 billion market projected to grow 8 percent a year over the next 5 years. It is a market in which women are dissatisfied with the current experience. For example, in the U.S. at least 1 in 2 women say they're not particularly satisfied with the usage experience they have today. They find the process time-consuming and somewhat difficult.

In short, it is a market ripe for further innovation. We can combine Gillette's knowledge of women's hair removal needs with P&G's knowledge of women's skin care needs. We can combine technologies to create products that remove hair and conditions skin. We can link design capabilities and technologies to improve product performance and the very important usage experience. And we can bring these innovations to market with great brands like Olay and Venus. It is one more virtuous circle. Each company brings unique consumer knowledge that will help us both see more innovation opportunities. We will deliver innovation breakthroughs with our combined technologies. We will turn these technologies into experiences that really delight consumers with industry-leading designs. We will bring these experiences to market through brands consumers trust and look to for innovation. And as the innovation delivers benefits and experiences that really delight, our brand equities will strengthen and broaden.

Men's personal care is another area with great potential. Today this is a $16 billion market, growing at above average rates. Men are buying and using more grooming products. They are becoming more knowledgeable about personal care. And yet, even as they become more interested, they really cannot find brands they can relate to. Today in fact men often have to turn to women's products for skin care. Clinique for Men, Nivia for Men, nearly a fourth of men in the United States admit to using their wife's or girlfriend's products. And you know what, it is not what they really want. Gillette is a great men's global brand that with the right technologies can meet a much broader range of men's personal care needs, and grow into a far larger franchise.

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No other 2 companies in consumer products can create the same innovation opportunities. I want to highlight one element of this innovation story, the power of P&G and Gillette as a combined leader in design. This is a benefit of combining our companies that may be less obvious than brands and technologies, but we believe equally important. Design helps build powerful emotional connections that deliver delightful and wow experiences in store and in the home. At P&G we are leveraging design to accelerate innovation and to turn more P&G innovation into greater commercial success.

One effective way to make design meaningful to consumers is through delivery systems designed to improve product performance and usage experiences. Gillette is clearly a leader in this area. With Braun having been recognized as Best in Class by New York's prestigious Museum of Modern Art, and several other internationally acclaimed design associations. P&G has been learning and making steady progress as well with products like Olay Regenerist, Tampax Pearl, Mr. Clean AutoDry and Febreeze Aerofax (ph).

Together P&G and Gillette can make design an even more important driver of innovation, and an even greater source of advantage in the marketplace. More and better innovation is where we start. We then leverage our remaining core strengths, scale, go to market capability and branding to get the most because we possibly can from every one of these innovations.

Let's look first at scale and how Gillette makes us even stronger. Scale is critical to ensuring we can deliver superior consumer value. It is the key to commercializing innovation affordable and profitably. We're getting more value from P&G scale through greater cash and cost disciplines. P&G scientists are leading cost innovation as well as new technology and new product innovation. P&G engineers are setting up low-cost supply chains, including contract manufacturing. P&G business services organizations are delivering better services and lower costs. Business units are delivering greater productivity and higher operating TSR. As a result, we're bringing more P&G innovation to market at prices that deliver superior consumer value and strong shareholder value.

Here too Gillette makes us better. We can eliminate costs as a combined Company that don't contribute to consumer value. We have identified more than $1 billion in cost synergies that we're confident we can achieve by year 3. We will eliminate administrative overlap by integrating Gillette brands and businesses with minimal additions to P&G's corporate staff. We can deliver key support functions through P&G's global Business Services Group. GVS delivers best in class costs that are not available to Gillette on its own today.

We also see synergy opportunities in purchasing and manufacturing and in logistics. We will reduce costs in these areas through increased scale, improved asset utilization and coordinated purchasing. And we will generate efficiencies in marketing and retail selling. I'm confident we will find even more opportunities, because Gillette and P&G both have the same constant turnaround mentality. We have both gotten our businesses back on track with rigorous strategic, operating and financial disciplines. Both organizations have embraced the idea that we must continually keep getting better, and we must continually find new ways to do more with less. In short, we can make both P&G and Gillette even more effective and even more efficient. This will enable us to provide superior consumer value and greater shareholder returns.

The way we go to market is the next area that is helping us get more value from P&G innovation. P&G's organization structure is the key factor. Market development organizations are focused exclusively on what they do best, keep our local consumer understanding, better shopper knowledge, stronger customer partnerships, stronger partnerships with other external stakeholders. As a result, we have a greater capacity to execute with excellence when we go to market. We can commercialize a larger innovation pipeline in more markets, with more retail customers all at the same time. For example, we have doubled the number of initiatives we are delivering per year in big categories like personal beauty care. We have also accelerated the time it takes to expand an initiative globally. We can now roll out a blockbuster innovation, like Olay Regenerist, in fewer than 12 months worldwide. Compare that to the 7 years it took for the global roll out of Pantene under old our old organization structure.

Once again, Gillette provides us with additional opportunities to get even better. Their billion dollar brands strengthen the brand line up we offer retail customers. At the same time, we can distribute leading brands like Gillette and Duracell more deeply and cost effectively through our MDO infrastructure in developing markets.

It is a simple but powerful story. We can bring Gillette brands to more stores. Availability in more stores drives greater trial and more household penetration. More trial and household presence leads to more regular usage and repeat purchase, which results in more sales and profits. Yet another virtuous circle.

Here is the opportunity. On average developed market consumers use about 3 times more product than consumers in developing markets. This is true for P&G categories, as well as for blades and razors. Developing market consumers however are catching up. In just 5 years consumption of P&G categories has grown on average by 20 percent. Consumption for blades and razors has also grounded double digits.

Further, our analysis shows that categories take off at different points as a country's economy develops. Laundry and shampoo are 2 categories that take off early. In a number of the developing markets we have used P&G leadership in laundry and shampoo to build a strong foundation in infrastructure for growth. We have built supply and distribution networks for these early take off


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categories through which we can later run our other beauty care, fem care, personal care and baby care brands.

China is a great example. Gillette operates 3 businesses in China, like shaving, batteries and oral care. They are distributed in about 55 to 60 cities, with emphasis on the 4 largest -- Shanghai, Beijing, Chendu and Guangjo. P&G markets 14 brands in China distributed to about 2,000 cities in more than 11,000 towns throughout urban and rural China. Consequently, we can make Gillette products available to more consumers in more of China virtually immediately. And as we lower Gillette's distribution costs, we can create more flexibility to fund Gillette's world class trade up marketing programs.

We have similar opportunities in other developed and developing markets, such as Japan and Russia. There also important growth opportunities in countries like Brazil and India where we are underdeveloped today. We believe we can compete more effectively in these markets as a combined Company because we will have greater scale. With greater scale we can build the kind of supply and distribution infrastructure we have built in other markets. And we can innovate affordably and profitably. Our experience clearly supports this.

In China, where we have significant scale advantages, we consistently deliver above-average margins. In fact, in total our top 8 developing markets where we have greater scale deliver more than 3 times the average profit margins of 8 large developing markets where we're still subscale. Our proven experience demonstrates that as we close scale gaps in markets like India and Brazil, we should be able to grow faster, we should be able to grow profitably together than alone.

There is one final way we are improving P&G's business model and getting more value from core strengths. We're getting even better at branding and marketing. We are defining P&G brand equities more broadly. Pampers now stands for baby care and baby development. Crest for beautiful, healthy smiles for life. Olay for all that is beautiful in women. With these broader equities we identifying and commercializing a much bigger pipeline of innovation. Pampers Can Do is now helping moms and toddlers make hygiene independence a development experience. Crest is extending its beauty equity with White Stripes and its health equity with Prohealth Rinse. Olay is expanding the boundaries of healthy beautiful skin with daily facials, Total Effects, Regenerist, and now Olay Quench.

We are then getting more out of this bigger innovation pipeline by thinking more expansively about how and where we reach consumers. We're doing a far better job of communicating to consumers in-store. Current data shows more than half of purchase decisions are made in the store aisle, the crucial first moment of truth. We place more emphasis on collaborating with retailers to create a much better in-store shopping experience to help consumers discover, learn about, try and purchase P&G products.

We have also reframed our assumptions about how long we can generate new trial on product initiatives, with launch and leverage programs that drive trials for 2 or 3 or more years after initial launch. The results of all of this is increased returns on innovation investments and stronger P&G brand equities. We have improved P&G's initiative success rate by more than 25 percent. And the total net present value of P&G's portfolio has more than doubled.

Once again, Gillette will help us get even better. Gillette brands are leaders in structurally advantaged categories. As Jim explained, these are categories with consistently high growth, global brands serving global consumers, and low private-label penetration. Gillette's trade up marketing keeps these categories growing with leadership innovation, while continually increasing Gillette sales and margins. This expertise fits well with P&G's focus on creating similar product ladders, which we have done on several brands, Olay, with Total Effects and Regenerist, Tide with Tide with Bleach, Tide with a Touch of Downey, and Tide Cold Water. Pampers with Baby Stages of Development, and now Can Do toddler care.

Finally, Gillette brings innovation to market with great product launch expertise and in-store execution. As a result, Gillette people and Gillette brands will help P&G do an even better job of reaching more consumers, more effectively and more profitably in more aisles of more stores around the world.

The full impact of how our companies get better together is most evident when all the pieces come together. Faster innovation delivered affordably and profitably, breadth to market with the deep local knowledge and strong retail partnerships. And commercialize more successfully and consistently is what leads to sustained growth and superior shareholder returns. This is what P&G brings on its own today. Add Gillette brands, Gillette technologies and Gillette design to P&G innovation. Add Gillette's synergies and constant turnaround mentality to P&G's cash and cost discipline. Add Gillette's developing market opportunities and trade up capabilities to P&G's unique go to market structure and strength. Add Gillette's marketing brilliance to the work we're both doing to get more value from big, leading brands. And you get what we think of as the Gillette dynamic, more wins with more consumers at the first and second moments of truth, on more brands in more markets and in more stores around the world. And of course, in the end, greater returns for shareholders.

Now is the time to take P&G and Gillette to the next level. I'm confident, and Jim is confident that we can and we will. And that is why we're confident in raising P&G's growth targets for the balance of this decade. When we combine these 2 world class companies we can confidently deliver 5 to 7 percent sales growth with 24 to 25 percent operating margins, leading to double-digit earnings per share growth through the end of the decade and beyond.

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What I hope Jim and I have been able to demonstrate here this morning is that now is the right time for Gillette to partner for sustained long-term growth. P&G is the right industry-leading partner for Gillette. A combination of Gillette and P&G creates the world's best consumers products Company. And that is a great deal for consumers, a great deal for customers, a great deal for employees, and shareholders alike. Thank you very much. Now we will be happy to take your questions.


UNIDENTIFIED SPEAKER


 Let me introduce Clayt Daley, and Chuck Cramb, our respective CFOs. And Clayt is going to tap the people who ask the questions.


QUESTION AND ANSWER


UNIDENTIFIED AUDIENCE MEMBER


 If you can talk about this cost -- in emerging markets the cost of the growth and the time of building in emerging markets? Because even with Gillette's global scale within blades and razors and its dominant position, the cost of building out these emerging markets, China, Russia -- and so now the combined breadth of the platform and scale -- contrast it to focus players in oral care and beauty that are going it alone, so you can talk about the competitive advantage and really about this cost of that growth?


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 I think there are -- I would put the developing markets into sort of 3 bundles. In the first bundle there are markets where the infrastructure is already there. In other words, it is already funded, it already exists. Today we're putting new P&G categories and brands through the infrastructure and we're putting them through very efficiently.

And it is not just the efficiency it is the speed at which you can build your trial base, build your household penetration and quickly get to the virtuous cycle where you can be investing in these brands, growing them rapidly, and getting a good return. And those markets are, to name a few, China clearly, Russia clearly, Mexico clearly. Those will be 3 of the bigger developing markets.

The next group is where I would say we have sufficient scale today on our own. But that first group would be -- I would have to say no one approaches our scale or our cost of doing business, and we just have a huge lead. The next group we have a very competitive infrastructure in place. If it is -- if it is not low cost, it is competing for low cost. It probably has the broadest reach. And when we add Gillette, we get to superior scale, right?

And then there are a few markets where when you put Gillette and P&G together, and that is the vast majority of developing markets, the middle group. When you put Gillette and P&G together I think we get to the point where we now have competitive -- we have a shot at building really competitive scale. And we mentioned India and Brazil, and I think those are well-known. One of our major competitors that has been there since the time of Alrosh (ph). And the Dutch East India Company in the case of India, and it has a huge position in Brazil. And when you look at P&G plus the Wella building block, plus the Gillette building block we essentially double our business. And all of a sudden you're in a position where you can drive the local sourcing infrastructure. And in fact, in the case a Brazil, Gillette has a world class plant that they have just opened up there. And you can begin to drive the distribution structure.

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So those are the 3 groups. So it is going to put us in the game everywhere. It is going to make us stronger and probably leading the game in the middle group. And it is just going to extend our leadership, and I think really benefit the Gillette brands in the first 2 groups.


UNIDENTIFIED AUDIENCE MEMBER


 A question for Jim. How do you ensure that the Gillette organization doesn't lose its stride during this time of uncertainty, given that layoffs are expected down the road?


 JIM KILTS  - GILLETTE COMPANY - CHAIRMAN, PRESIDENT, CEO


 I spent a good part of my career integrating companies, and what you need to do and I think our organization structure really helps, because what we got to do is get the back rooms integrated, and keep the front room focus on driving the business and serving our customers. And that is what you have to in integration situations. I think that we have an organization that can deal with that very easily. And that they are here really excited about dealing with it. So it is a combination of management, of paying attention to detail, but mostly staying focused on your consumers and customers.


UNIDENTIFIED AUDIENCE MEMBER


 This question is for Clayt. Clayt can you talk a little bit about the impact of the acquisition on your returns, typically ROIC, but importantly as you look out marginally over the next couple of years what type of run rate improvement do you expect? And then maybe a target year for when you think you can get back to current levels of ROIC?


 CLAYT DALEY  - PROCTER & GAMBLE COMPANY - CFO


 ROIC is of course a difficult measure when you're doing acquisitions, because of course the company is a composite of organically grown businesses where the goodwill is not on the books. And then as you acquire, you bring goodwill onto the books as we have done with Clairol and Wella. And of course there will be the a substantial amount of goodwill that comes on with Gillette.

So as a consequence, if you look at strictly ROIC, it is going to go down substantially when that goodwill comes on. And then it is going to rebuild over time. We haven't really established a target per se to when we get back to where it would be pre-deal. On the other hand, what we're also doing, and I think it is very helpful, is if you look at ROIC without the goodwill component, you put all your businesses on the same playing field, if you will. And I think if you do that you're going to the our progress has been good and will continue to be good going forward.


UNIDENTIFIED AUDIENCE MEMBER


 When P&G bought Wella there was a lot of discussion at the time about how bringing the 2 companies together could accelerate innovation. And there was great expectation I think that the market share in hair coloring and hair care generally would improve. And we, frankly, haven't really seen that happen. And yet now looking at P&G buying Gillette, we are seeing sort of the same promises and the same expectations that hey, look what we can do together.

So I guess my question is in your mind, AG, is there something that you can do differently such that we start to see the benefits of the 2 companies together sooner or faster, or maybe at an accelerated pace so there is a real realization of that, look at how great we will be together?


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 Yes. First, on Wella. Because of the -- how should I say it -- idiosyncrasies of German law, and because of the actions of some minority shareholders, we spent the first year plus working our way to a domination agreement. And the domination agreement really wasn't concluded until June. So we just began the integration of Wella in July. So we have been integrating Wella for 7 months. Point number 1.

Point number 2, is in our fragrance businesses, which are arguably the strongest two components of the Wella and P&G business, actually our growth has been quite good, industry-leading and arguably we're together one of, if not the most successful fragrance businesses in the world. And those businesses are merging as we speak.

3, there is no doubt about it. The colorant innovation has come slower. And frankly it is because in the case of Clairol there wasn't much in the cupboard because of the way the asset was managed by its previous owners. In the case of Wella there actually is some interesting stuff in the cupboard, and you're going to see it coming to market in 2005.

Now the big question is what is different about Gillette? I think everything is different about Gillette. Gillette is a world class innovation company, absolutely a world class innovation company. And if we had put up a slide with our core innovation capabilities and technologies alongside the slide that Jim shared this morning with his core capabilities and technologies, there are just a heck of a lot of opportunities.

So you have now combined 2 companies that are -- that just believe in innovation and have the capability to deliver innovation, and frankly have very full pipelines. Jim should speak to this in a moment, but we're both in a period where our pipelines have been

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getting bigger, where we're bringing more innovation to market more rapidly, and commercializing it more successfully. So that is the big difference.

And the other big difference is we are coming off what Jim called appropriately I think, structurely advantaged categories that Gillette competes in with big leading brand share positions and global brands share positions. And all of those are differences versus the Wella acquisition. So I think the start up is instantaneous.


UNIDENTIFIED AUDIENCE MEMBER


 And I guess just to follow that same point. When you look at the emerging markets, is there an inflection point or is there a timing are you said okay, we think within 12 months we can start to benefit from these -- combining these subscale positions. Because I guess I'm looking for something sort of over the next post-closing 12, 18 months for us to say oh wow, this is really creating shareholder value.


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 I think there are things -- the 2 that will come the fastest will be, as we talked at the last meeting, combining the commercial operations and MDO groups in the developed parts of the world. I'm sure we're going to pick up the pace in Western Europe, North America. And I think that will come virtually immediately -- in the next cycle of planning with the customer. If the customer is on a 6 month cycle it will come in 6 months. If the customer is on a 12 month planning cycle it will come in the first 12 months. And then I think in the developing markets -- I mean, China is simply a matter of getting the product in place to put through the distribution system. And that is the case in some other markets that have those characteristics.


UNIDENTIFIED AUDIENCE MEMBER


 2 questions. First of all on batteries. AG, have you given any further thought over the past month or so to how you're going to manage that business, or if you're going to manage it? And could you also talk a little bit, and maybe this is for Jim, just about the pricing environment. There seems to be some potential from some of the other players that may be we could see some pricing in that category?


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 That would be sensible. We have had a chance to think through the battery business. And I think as I said before, we're going to learn it and we're going to continue to try to build on the success that Gillette has built with the Duracell brand and with alkaline batteries, which is as Jim pointed out earlier, still has tremendous opportunity for trade up.

Just from a P&G experience side, tissue towel is not the most attractive business structurally in the world, but we do well in the tissue towel business, the family care business, because of our strategy choice -- and it is not unlike the Duracell strategy choice -- we go for the leading brand, and we operate from the middle of the market to the premium end of the market, and we keep bringing premium trade up, new towel and new bath tissue innovations. And it delivers industry-leading returns.

The coffee business is not structurally the most attractive of businesses. When I joined the Company in the mid-70s, Maxwell House was the coffee brand in America. Folgers was only distributed --. Rub that in. I'm sorry, Jim wasn't there then. Folgers was only distributed -- Folgers was the Folgers Coffee Company of Kansas City. It was only distributed west of the Mississippi. And today if you look at the most recent marketshares, I think you'll find that there is quite a change. And frankly the coffee business goes when it is well-managed strategically, well-managed executionally. And it is a good returning business. And it throws off a lot of cash. And innovation is relevant. So we're going to go into the Duracell business with a strong leadership that is in place with Mark Leckie, and we're going to try to build on the position that they built over the last 2 or 3 years.


 JIM KILTS  - GILLETTE COMPANY - CHAIRMAN, PRESIDENT, CEO


 I think the battery business from when I first spoke as the CEO of Gillette about 4 years ago in front of this group, I said it would take us 3 years to really get that business back, because we had messed it up pretty well during the time that we owned it. And I know a lot of you when I said it would take 3 years to get it back were a little disappointed. Why would it take that long? Well, we made good progress every year, margins of over 20 percent. The kind of capital you have to put in the business is relatively modest. We have plenty of capacity to drive growth in the business, and we have tremendous trade up opportunity. And we have a great management team that has done a great job. And I think we brought discipline and leadership to the category. And it is reflected our ability to hold market share while driving the earnings -- over doubling yearnings in the past couple of years. So I feel pretty good about it.


UNIDENTIFIED AUDIENCE MEMBER


 And just one other thing on the product pipeline. And, AG, you mentioned this in passing. But Gillette sales were up 19 percent in the last quarter, which was unbelievably strong. So I think we all feel pretty comfortable that over the next 6 to 12 months the pipeline is pretty good. But can you just convince us in the non

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blade razor business that you feel good about the pipeline going out 2 years?


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 Are we talking about Gillette?


UNIDENTIFIED AUDIENCE MEMBER


 Yes.


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 Yes. 1, we have talked about it. And you have to remember we're still competitors on some of these businesses. So for obvious reasons I don't know and don't have the need to know and cannot know what the pipelines are like in businesses where we compete. In the businesses where we don't compete, I think -- I am very confident in the blades and razors pipeline. And I'm very optimistic about the trade up opportunities. I really am very optimistic about the trade up opportunities. Because we didn't dwell on this point in the presentation, but part of what we will be able to bring is not just the breadth and depth of distribution in a lot of markets, but we will be able to lower the effective distribution and presence costs so we can invest more in trials of the better systems. And that is the name of the game in innovation in our business is you have to have the wherewithal to invest in the trial to get the trade up.

And I don't think it is a secret that we've dabbled in battery technology for several years. So obviously as soon as we can, we're going to put our innovators and technologists together to see what we've got that is relevant to there. And let's see, what are the other?

Braun, I think Braun has a pretty proven track record of innovating on a fairly predictable cycle in their dry shaving systems and in some of their other product areas. And I think it is also pretty clear that we are selling products with more and more devices, more and more power not just in the Gillette businesses, but also in the P&G businesses. We introduced Swiffer and now we are powering Swiffer. We introduced -- and there are lots of other I think personal care products that are going to benefit from more power being applied. There are household products that are going to benefit from more power being applied. And home cafe, whether it is Desensio (ph) execution, whether it is one of our home cafe executions, I think that is a fairly promising innovation in the coffee business, all of which would come from a link up in innovation with Braun.


 JIM KILTS  - GILLETTE COMPANY - CHAIRMAN, PRESIDENT, CEO


 I think the biggest issue that we've had, and I have said this before, is how do we meter out the innovation we've got in that pipeline, and how do we handle it all. And frankly, as they put the 2 companies together I think we will be able to handle it even better. So I like the pipeline we have. And I like the fact that we're a bigger scale Company with greater opportunities to put that pipeline into the marketplace.


UNIDENTIFIED AUDIENCE MEMBER


 I'm just wondering, going back to the big picture, why you did this? You each bench marked each other to death. So can you give us a sense as to whether this was driven more by some human or capital constraints that you saw, or whether you saw from some external forces the need to accelerate this process? Or thirdly, sorry, Jim, whether you just decided it was impossible to take share from each other ultimately?


 JIM KILTS  - GILLETTE COMPANY - CHAIRMAN, PRESIDENT, CEO


 We don't compete -- so in most cases -- so the share from each other didn't bother me. I looked at it is all about opportunity. It is creating the best consumer products company in the world. Both companies had terrific momentum, great pipelines of innovation, a belief in their employees, investing in their employees for growth, and we could leverage the scale. We had overlapping infrastructures and in complementary categories, which meant lower cost, more efficient growth opportunities at higher margins and higher returns for the shareholders. So it just was as my -- one of my large investors said, it was just a dream deal.


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 And if I could just say 3 quick things. I think it has been fairly clear that strategically we have wanted to migrate to health, beauty and personal care and this obviously accelerates that migration. I hope we were crystal clear that our focus has been on core businesses, core capabilities, core strengths. And Gillette's core businesses, capabilities and strengths are just like ours. Just like ours. I can't think of another company in our industry whose profile is as similar. It doesn't mean there aren't a lot of other great companies in our industry, there are. But I can't think of another one who basically has the same business model.

The third point is, and this was important for me, I think the cultures are very compatible. And I'm not talking about just Jim and me or Chuck and Clayt, I'm talking about the culture where the work really gets done. And I think that is very important. I know where the work gets done, I can remember it. But I think that is incredibly important. And then so what you're really doing is, as Jim said, you are taking an opportunity that is out there and you are accelerating it. You're just bringing it a decade forward.

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And I guess the last thing I would say is I really have gained a lot of confidence in our organization structure, its flexibility and its robustness. And it is unique in our industry. It does allow all of these global business units to operate very independently, and has stayed focused like a laser on their consumer, their customer, their competitor set. They benefit from this global business shared service operation, which outside of the banks and the oil companies, it is really not that well installed in many industries, or at many companies. And the way we go to market, Gillette is going to plug into the way we go to market, I think, very compatibly.

I have also benefited from working for GE for the last 3 years. And I have a deep appreciation for the power of process and systems. And what we're going to do is put these two companies -- the names are different -- we don't call it Functional Excellence, but we ran the same best in practice bench marking. We have the same goals for take out of money in our purchasing system and in our supply chain. And when your process is -- and systems are robust, when they are standard, when they are global, then you've got an incredible platform that you can put a lot of businesses -- you can attach a lot of businesses to. And they can all perform.

That is why we tried to make the point about Deb Henretta. Deb Henretta, maybe she occasionally wonders why we're not buying more in the baby care area, but for the most part she is focused like a laser on the baby care business. And Mark Leckie is focused like a laser on the battery business. In this organization structure we stumbled back in 99, in 2000 trying to get into it, but every year we see more more potential to operate it better.


 JIM KILTS  - GILLETTE COMPANY - CHAIRMAN, PRESIDENT, CEO


 I which is like to add to that, because when the Board talked about this acquisition we really talked about culture, momentum and synergy, is 3 of the components. And when you put that against the -- kind of the ideal situation, this is a perfect, perfect marriage.


 CLAYT DALEY  - PROCTER & GAMBLE COMPANY - CFO


 We're going to take one more. Bill Schmitz over there. And then after that you get the microphone. Oh, you have got it already. Then you all have passed the bladder test.


UNIDENTIFIED AUDIENCE MEMBER


 Jim, I was just wondering in retrospect, when you look back, what do you think will be more difficult for you, the first year and a half you spent fixing Gillette, or the next year and a half of your life as you consolidate?


 JIM KILTS  - GILLETTE COMPANY - CHAIRMAN, PRESIDENT, CEO


 I have always been lucky that my last job and my next day is my best day. So I have always -- I have never looked back and said, what a great time I have had. But I have always taken the opportunity to say, what I am doing now is the most fun I've ever had. And I'm going to look at that next year and a half as probably the most fun I will have in my life. And I am going to make it that way. And I think we just have such a great opportunity with the assets we have to make the best consumer products company in the world. I can hardly wait.


UNIDENTIFIED AUDIENCE MEMBER


 And, AG, there has been some notable management changes. I guess you know, Paul Polman has decided to retire. Laurent is leaving China to go into Western Europe. A big part of the synergies on the revenue side are really getting into these developed markets. How does that change with all this -- the management shuffling?


 AG LAFLEY  - PROCTER & GAMBLE COMPANY - CHAIRMAN, PRESIDENT, CEO


 First of all, over 5 years we have had incredibly little change. But the changes that you referred to, I'm excited about Daniella in China. She did -- Russia was actually growing faster than China last year, much to Lorance's dismay. And Daniella has worked in Latin America. She has worked in Russia and the Ukraine successfully. And now she's going to China. She is a fantastic leader. You're going to see -- when Dmitri went into China -- Dmitri Panayotopoulos -- China took off in '93. Lorault (ph) came and it kept growing fast. Daniella is going to come and it is going to keep growing fast again.

As for Laurent in Europe we have an incredibly strong leadership team in Europe. Every country is run by a European, usually a native. We're very deep in Europe. And Laurent is one of our outstanding leaders. So I think Paul took -- Paul broke brought Europe back. Laurent is going to take Europe to the next level.


 ANN GILLIN-LEFEVER  - CONSUMER ANALYST GROUP OF NEW YORK - ANALYST


 We will cut it off there. And thank you very much both of you. And we're looking forward to another year and a half of fun. We'll be resuming here at 10:45 for the Pepsi presentation. Thank you.



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FORWARD LOOKING STATEMENT

All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company's agreement to acquire The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company's outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock in connection with the Company's pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.



                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, The Procter & Gamble Company ("P&G") and The Gillette Company ("Gillette") will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of P&G's filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette's filings may be obtained by directing a request to The

Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette's stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.